UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Differential Brands Group Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

25374L108

(CUSIP Number)

Daniel Fireman

c/o Fireman Capital Partners, LLC

Watermill Center

800 South Street, Suite 600

Waltham, MA 02453

With a copy to:

Todd Finger

McDermott Will & Emery LLP

340 Madison Avenue

New York, NY 10173-1922

1-212-547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 25374L108	Page 2 of 6 Pages

1.	Names of Reporting Persons. Fireman Capital CPF Hudson Co-Invest LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 705,614([1])
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 705,614(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 705,614(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%([2])
14.	Type of Reporting Person (See Instructions) PN

[1]	Consists of (i) 494,807 shares of Common Stock; plus (ii) 210,027 shares of Common Stock issuable upon conversion of the Modified Convertible Note held by the Reporting Person as described in Item 3 below, which is convertible at any time.
[2]	Based on 12,584,392 shares outstanding, calculated as described in Item 5.

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CUSIP No. 25374L108	Page 3 of 6 Pages

1.	Names of Reporting Persons. Daniel Fireman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 705,614([3])
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 705,614(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 705,614(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%([4])
14.	Type of Reporting Person (See Instructions) IN

[1]	Consists of (i) 494,807 shares of Common Stock; plus (ii) 210,027 shares of Common Stock issuable upon conversion of the Modified Convertible Note held by the Reporting Person as described in Item 3 below, which is convertible at any time.
[2]	Based on 12,584,392 shares outstanding, calculated as described in Item 5

13D

CUSIP No. 25374L108	Page 4 of 6 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed to update the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 13, 2015 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed with the Securities and Exchange Commission on September 10, 2015 (the “First Amendment”).

Except as otherwise described herein, the information contained in the Original Schedule 13D, as amended by the First Amendment, remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D, as amended by the First Amendment.

Item 1.	Security and Issuer

 This Amendment relates to the common stock, $0.10 par value (the “Common Stock”), of Differential Brands Group Inc. (formerly Joe’s Jeans Inc.), a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1231 South Gerhart Avenue, Commerce, California 90022.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

As of January 28, 2016, immediately prior to the consummation of the transactions contemplated by the Merger Agreement by and the Rollover Agreement aggregate principal and accrued cash interest on the Subordinated Convertible Note was equal to $11,044,083.27. On January 28, 2016, the transactions contemplated by the Merger Agreement and the Rollover Agreement were consummated. Pursuant to the terms of the Rollover Agreement, at the Rollover Time, the Issuer: (i) issued the Reporting Persons 494,807 shares of Common Stock; (ii) paid the Reporting Persons $2,592164.98; and (iii) issued the Reporting Persons a Modified Convertible Note with a principal amount equal to $2,929,876.66. Under the Modified Convertible Note, based on that aggregate principal amount, the Reporting Persons will have the right to convert the entire principal amount of the Modified Convertible Note into shares of Common Stock, cash or a combination of cash and Common Stock, at the Issuer’s election, at any time at a conversion price of $13.95. Additional PIK Interest will continue to accrue on the Modified Convertible Note increasing the number of shares of Common Stock issuable upon conversion.

Item 4.	Purpose of Transaction

The last paragraph of Item 4 of the Original Schedule 13D as amended by the First Amendment is hereby deleted in its entirety and replaced with the following:

Other than as set forth above, whether the Reporting Persons acquire any additional shares of Common Stock or other securities of the Issuer or disposes of any shares of Common Stock or other securities of the Issuer, and the amount and timing of any such transactions, will depend upon their continuing assessment of pertinent factors, including the Issuer’s businesses and prospects; general economic conditions and stock market conditions; and other plans and requirements of the Reporting Persons.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated in its entirety as follow:

(a, b) The Reporting Persons beneficially own (i) 494,807 shares of Common Stock; plus (ii) 210,027 shares of Common Stock issuable upon conversion of the Modified Convertible Note, which is convertible at any time. These 705,614 shares of Common Stock represent 5.6% of the total outstanding Common Stock, which is calculated based on the sum of (i) approximately 2,336,080 shares outstanding as of December 10, 2015, according to the Issuer’s definitive proxy statement filed on December 10, 2015 (the “Proxy”), after giving effect to the one-for-thirty reverse stock split described in the Proxy (the “Reverse Stock Split”); plus (ii) 8,870,968 shares of Common Stock to be issued to the holders of RG Parent LLC as contemplated by the Issuer’s Current Report on Form 8-K filed with the SEC on January 29, 2016 (the “Closing 8-K”), after

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CUSIP No. 25374L108	Page 5 of 6 Pages

giving effect to the Reverse Stock Split, plus (iii) 1,167,317 shares of Common Stock issued to the holders of the Issuer’s Convertible Notes as contemplated by the Closing 8-K, after giving effect to the Reverse Stock Split; plus (iv) 210,027 shares of Common Stock issuable upon conversion of the Modified Convertible Note held by the Reporting Persons deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

(c) Except as described in Item 3, Item 4 and Item 6 below, the Reporting Persons did not effect any transactions in shares of the Common Stock from December 3, 2015 to February 3, 2016.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any shares of Common Stock reported above in this Item 5.

(e) Not applicable.

[signature pages follow]

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CUSIP No. 25374L108	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	February 4, 2016

FIREMAN CAPITAL CPF HUDSON CO-INVEST LP

By: Fireman Partners CPF GP LLC, its General Partner /s/ Daniel Fireman By: Daniel Fireman Title: Managing Partner

DANIEL FIREMAN /s/ Daniel Fireman